UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 6, 2012

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ANNOUNCES CHANGES IN MANAGEMENT OF GROUP’S POWER DIVISION

Moscow, Russia — March 06, 2012 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces the appointment of the new Chief
Executive Officer of Mechel-Energo OOO.
Yuri Yampolsky, 57, who was appointed the new Chief Executive Officer of
Mechel-Energo OOO, replaces Anatoly Chernakov, who was acting chief executive officer.
Mechel OAO’s Chief Executive Officer Yevgeny Mikhel noted: “Mechel-Energo OOO’s
Chief Engineer Anatoly Chernakov had to administer Mechel’s power division in winter, which is a traditionally difficult time for all energy producers, and he handled this task well, which we are very thankful for. Starting today, Yuri
Yampolsky will take up his duties — he will manage all our power generating and sales companies, coordinate the work of their branches and ensure their efficiency. Yuri Yampolsky has had many years of practical experience in the energy sector and has proved himself a high-class specialist and a very capable administrator.”
Prior to his appointment, since November 2010 to February 2012 Mr. Yampolsky worked as deputy general director for economy and finance, first deputy general director and deputy general director in Science and Research Engineering Center for Interregional Distribution Grid Companies OAO. In 2008-2010, he headed the
Arkhenergo branch of MRSK North-West OAO. In 2007, Mr. Yampolsky headed Eurasia
EnergoService ZAO. In 2005-2006, he was acting deputy general director in
Federal Grid Company of Unified Energy System OAO’s MES Center. In 2003-2005, he
was general director of Taimyrenergo OAO. In 2001-2003, Mr. Yampolsky worked as first deputy general director and deputy general director for finance in
Marienergo AO. In 1997-2001, he was deputy general director for marketing and head of the finance, marketing and economic safety department in the Mid-Volga
Research Institute for Energy and Electrification Volgaenergoproject Samara OAO.
Mr. Yampolsky graduated from Moscow Institute for Civil Aviation Engineers with a specialty in automated control systems, Karaganda Metallurgical Plant’s
Technical College with a specialty in treatment of metals under pressure,
International Market Institute in Samara with a specialty in finance and loans and the Russian Presidential Academy of National Economy and Public
Administration’s course on management in the energy industry. Mr Yampolsky holds a doctorate in Economics and has several industry and institutional awards.
***
Mechel OAO
Ekaterina Videman
Tel: + 7 495 221 88 88
ekaterina.videman@mechel.com

***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, ferrochrome, ferrosilicon, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: March 6, 2012	By:	Yevgeny V. MIkhel
	Name:	Yevgeny V. MIkhel
	Title:	CEO